Exhibit 99.1

Abitibi-Consolidated Inc.
Management's Discussion and Analysis (MD&A)
Third Quarter Report to Shareholders
November 6, 2007


KEY EVENT

ABITIBI-CONSOLIDATED INC. AND BOWATER INCORPORATED TO COMBINE

On January 29, 2007, Abitibi-Consolidated Inc. (the Company) and Bowater Incorporated (Bowater) announced a definitive agreement to combine in an all-stock merger of equals. The combined company will be called AbitibiBowater Inc. (AbitibiBowater). The combination has been approved unanimously by the Board of Directors of both companies, which received fairness opinions from their respective financial advisors.

On July 17, 2007, the two companies announced the executive team to lead the new company, pending approval of the combination and appointment by the Board of AbitibiBowater.

On October 23, 2007, the Company and Bowater announced that they reached an agreement with the United States Department of Justice allowing the completion of the combination of the two companies. Under the terms of the agreement, which was signed and filed the same day in the U.S. Federal District Court in Washington, D.C., the companies agreed to divest one newsprint mill, Abitibi-Consolidated's mill in Snowflake, Arizona. The Snowflake mill has an annual capacity of approximately 375,000 tonnes. Scotia Capital Inc. has been retained as exclusive financial advisor for the sale of the Snowflake mill and related assets. The combination has now received all necessary regulatory approvals, including those from the Canadian Competition Bureau, the Federal Minister of Industry under the Investment Canada Act, the Quebec Superior Court, the U.S. Department of Justice, as well as the necessary approvals from shareholders of both Abitibi-Consolidated and Bowater.

On October 23, 2007, the two companies announced the expected composition of the new Board of Directors for AbitibiBowater, following the combination of Abitibi-Consolidated and Bowater subject to the appointment of directors following the completion of the combination.

On October 29, 2007, the two companies announced the completion of the combination. The combination creates a new leader in publication papers.
AbitibiBowater would have realized, on a pro forma basis, revenues of approximately US$8 billion in 2006, making it the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world.

HIGHLIGHTS

$54 MILLION NET EARNINGS IN THE THIRD QUARTER OF 2007

Abitibi-Consolidated reported net earnings of $54 million, or 12 cents a share, in the third quarter ended September 30, 2007, compared to a loss of $48 million, or 11 cents a share, in the same quarter of 2006. For the nine-month period ended September 30, 2007, the Company recorded net earnings of $132 million, or 30 cents a share, compared to net earnings of $76 million, or 17 cents a share, in the same period last year.

[GRAPHIC OMITTED]
Table 1: Summary of financial information (in millions of dollars, except per share amounts)

                                As per financial statements                    Before specific items (1)
                            ---------------------------------- -----------------------------------------------------
                             Third Quarter  Nine-month period      Third Quarter            Nine-month period
                            -------------- ------------------- -------------------- --------------------------------
                                  2007       2006       2007      2006       2007      2006        2007       2006
                            -------------- ------------------- -------------------- --------------------------------
Sales                              999       1181       3131      3671        999      1181        3131       3671
EBITDA                             N/A        N/A        N/A       N/A         21       120         133        450
Operating profit (loss)            -57          2       -124        91        -85        10        -188        119
Net earnings (loss)                 54        -48        132        76       -126       -54        -332       -119
 $ per share                      0.12      -0.11        0.3      0.17      -0.28     -0.12       -0.75      -0.27
Note (1) Non-GAAP measures


Sales were $999 million in the three-month period ending September 30, 2007, compared to $1,181 million in the same period last year. The Company recorded an operating loss of $57 million during the quarter, compared to an operating profit of $2 million for the third quarter of 2006. Sales were $3,131 million for the nine-month period ending September 30, 2007, compared to $3,671 million in the same period last year. The operating loss was $124 million, compared to an operating profit of $91 million in the first nine months of 2006.

SPECIFIC ITEMS IMPACTING RESULTS AND NON-GAAP MEASURES

The Company's operating results include specific items that are not related to normal operating activities and make the comparison of results difficult from period to period. Abitibi-Consolidated compares its performance as well as those of its business segments before specific items, based on EBITDA, operating profit (loss), net earnings (loss), net earnings (loss) per share and other such measures. Specific items include gain or loss on translation of foreign currencies, mill closure and other elements, asset write offs or write downs, income tax adjustments related to the finalization of prior-year audits, impact of changes in income tax legislation and other items that do not relate to normal operating activities. Operating profit (loss) before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items and other such measures before specific items, such as EBITDA, are not measures prescribed by the Canadian Generally Accepted Accounting

Principles (GAAP). The Company believes this is useful supplemental information, as it provides an indication of performance and comparative trends, excluding these specific items. However, readers should be cautioned that this information should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

SPECIFIC ITEMS IMPACTING OPERATING PROFIT (LOSS)

In the third quarter of 2007, operating profit (loss) was positively impacted by specific items for a total of $28 million, compared to a negative impact of $8 million in the same quarter last year.

THIRD QUARTER 2007
Mill closure and other elements include $9 million of expenses related to the combination with Bowater, announced during the first quarter. The merger expenses were allocated to the Company's Newsprint, Commercial Printing Papers and Wood Products segments for $5 million, $3 million and $1 million, respectively. Newsprint operating results were positively impacted by a $40 million gain on disposal of a portion of the Company's timberlands located in the states of Georgia and South Carolina, and negatively impacted by $1 million of mill closure elements related to a previously closed mill. Commercial Printing Papers operating results were negatively impacted by $2 million of mill closure and other elements mainly due to the indefinite idling of the Company's Fort William paper mill located in Thunder Bay, Ontario.


THIRD QUARTER 2006
Specific items for the third quarter of 2006 have been adjusted to take into consideration a $7 million countervailing duty (CVD) and anti-dumping duty (AD) credit related to the lumber dispute settlement reached in April of 2006 and finalized in the fourth quarter of 2006. In the third quarter of 2006, the Company accounted for a provision of $1 million for mill closure and other elements related to the Selling, General and Administrative expenses (SG&A) restructuring announced in the first quarter of 2006. The restructuring charges impacted the Commercial Printing Papers segment.

Table 2 highlights the impact of the above specific items on operating results by segment.

                                As per financial statements                    Before specific items (1)
                            ---------------------------------- -----------------------------------------------------
                             Third Quarter  Nine-month period      Third Quarter            Nine-month period
                            -------------- ------------------- -------------------- --------------------------------
                                  2007       2006       2007      2006       2007      2006        2007       2006
                            -------------- ------------------- -------------------- --------------------------------
Newsprint                         $15         $40        $46      $145       ($19)      $40       ($ 39)      $146
Commercial Printing Papers        (43)         (5)       (87)      (24)       (38)       (4)        (68)       (21)
Wood Products                     (29)        (33)       (83)      (30)       (28)      (26)        (81)        (6)
                                 -----       -----     ------     -----      -----     -----      ------      -----
                                 ($57)         $2      ($124)     $ 91       ($85)      $10       ($188)      $119
Note (1) Non-GAAP measures

OTHER SPECIFIC ITEMS IMPACTING NET EARNINGS (LOSS)

Other than specific items covered in the previous section, in the third quarter of 2007, Abitibi-Consolidated recorded an after-tax gain on translation of foreign currencies of $168 million, mainly from the stronger Canadian currency at the end of the quarter, compared to the U.S. dollar, in which most of the Company's long-term debt is denominated, and negative income tax adjustments of $3 million.

In the third quarter of 2006, Abitibi-Consolidated recorded a positive income tax adjustment of $12 million, relating to the conclusion of prior years' federal audits.

Table 3: Impact of specific items (in millions of dollars, except per share amounts)

                                                              Third Quarter                         Nine-month period
                                         -------------------------------------------- ---------------------------------------------
                                                 2007                   2006                     2007              2006
                                         --------------------- ---------------------- ----------------------- ---------------------
                                         Before Tax  After Tax  Before Tax  After Tax  Before Tax  After Tax  Before Tax  After Tax
                                         ----------  ---------  ----------  ---------  ----------  ---------  ----------  ---------
Net earnings (loss) as reported in the                    $54                    ($48)                  $132                  $ 76
    financial statements
    $ per share                                         $0.12                   (0.11)                  0.30                  0.17
Specific items:
Impacting operating profit (loss)
   (as per Table 2)                            (28)       (15)           8          6        (64)        (47)        28         20
Loss (gain) on translation of foreign
   currencies                                 (200)      (168)           -          -       (468)       (401)      (141)      (118)
Transferor Augusta timberlands (Minority
   interest)                                     -          -            -          -          -           9          -          -
Financial expenses                               -          -            -          -          3           2          -          -
Income tax expense (recovery)                               3                     (12)                   (27)                  (97)
                                                        -----                  -------                -------                ------
Net earnings (loss) excluding specific
  items(1)                                              ($126)                   ($54)                 ($332)                ($119)
  $ per share(l)                                        (0.28)                  (0.12)                 (0.75)                (0.27)
Note (1) Non-GAAP measures


RESULTS BEFORE SPECIFIC ITEMS

As specific items have been covered in the previous section, the following comparisons and analyses will only focus on the Company's performance related to normal operating activities and, as compared to the same quarter of the previous year.

CONSOLIDATED RESULTS BEFORE SPECIFIC ITEMS

Before specific items, the $95 million reduction in operating results in the third quarter of 2007 is mainly attributable to lower prices in the Company's three business segments, as well as the unfavourable impact of a stronger Canadian dollar, partly offset by lower cost of products sold in the Newsprint segment. The results in the third quarter of 2007 were also negatively impacted by $13 million of finished products inventory devaluation to its realizable value. Newsprint, Commercial Printing Papers and Wood Products segments were impacted by $2 million, $5 million and $6 million, respectively.

Table 4: Consolidated results before specific items (1) (in millions of dollars, except per share amounts)

                                                         Fav/(unfav) variance due to
                                        Third    ---------------------------------------------    Third
                                       Quarter               Foreign                             Quarter
                                        2007      Volume    Exchange       Prices       Costs      2006
                                       -------   -------   -----------   ----------   --------   -------

Sales                                     999      ($61)       ($41)         ($80)       $-      $1,181
Cost of products sold                     828        51           9             -         9         897
Distribution costs                        115         6           6             -         3         130
CVD, AD and other duties                    3         -           -             -        (3)          -
SG&A                                       32         -           -             -         2          34
                                       -------   -------   -----------   ----------   --------   -------
EBITDA (1)                               $ 21       ($4)       ($26)         ($80)      $11        $120
Amortization                              106         -           1             -         3         110
                                       -------   -------   -----------   ----------   --------   -------
Operating profit (loss)                  ($85)      ($4)       ($25)         ($80)      $14         $10
Financial expenses                         81                                                        86
Other expenses                              6                                                         8
Income tax expense (recovery)             (48)                                                      (38)
Non-controlling interests                  (2)                                                       (8)
                                       =======                                                   =======
Net earnings (loss)                     ($126)                                                      $54)
  $ per share                           (0.28)                                                    (0.12)
Note (1) Non-GAAP measures

When comparing the average exchange rate in the third quarter of 2007 to the same period in 2006, the Canadian dollar was 7.3% (2.5% for nine months) stronger compared to the U.S. dollar. The Company estimates that this had an unfavourable impact of approximately $35 million ($38 million year-to-date) on its operating results, compared to the same period last year. The Company's hedging program was favourable by $10 million ($20 million unfavourable year-to-date) mainly due to a positive contribution of $17 million ($26 million year-to-date) in the third quarter of 2007, compared to $7 million ($46 million year-to-date) in the third quarter of 2006. Other currency exchange rates had a positive impact of $1 million ($7 million year-to-date). Sequentially, the Canadian dollar was 5.1% stronger than the U.S. dollar, negatively impacting the Company's operating results by $20 million in the third quarter compared to the second quarter of 2007.


SEGMENTED RESULTS BEFORE SPECIFIC ITEMS
NEWSPRINT
In the Newsprint segment, the $59 million reduction in operating results before specific items is mainly due to lower North American selling prices and the unfavourable impact of a stronger Canadian dollar, partly offset by lower cost of products sold.

Table 5: Newsprint operating results before specific items(1) (in millions of dollars)

                                                    Fav/(unfav) variance due to
                                     Third    ---------------------------------------------    Third
                                    Quarter               Foreign                             Quarter
                                     2007      Volume     Exchange      Prices      Costs       2006
                                    -------   -------   -----------   ----------   --------   -------
Sales                                  $536    ($12)     ($20)         ($62)          $-       $630
EBITDA (1)                               38      (2)       (8)          (62)          11         99
Amortization                             57       -         1             -            1         59
Operating profit (loss)                 (19)     (2)       (7)          (62)          12         40
Note (1) Non-GAAP measures


The Company's newsprint shipments in the third quarter of 2007 were 830,000 tonnes, compared to 848,000 tonnes in the third quarter of 2006. The reduction in shipments was attributable to lower average basis weight and sales volume in North America.

At the end of the third quarter of 2007, the Company's newsprint inventories were approximately 30,000 tonnes higher than at the end of the third quarter 2006 and approximately 70,000 tonnes higher than at the end of December 2006. The increase is mainly due to inventory build-up required for higher international sales, with inventory destined to North America remaining at low levels.

Year-over-year, the average newsprint price in the U.S. for the third quarter of 2007 was US$91 per tonne lower. In Europe, newsprint prices have increased, compared to the same quarter last year. During the third quarter of 2007, the average newsprint price in the U.S. decreased by approximately US$23 per tonne, compared to the previous quarter as a result of the continued market weakness in North America. In July of 2007, the Company announced a price increase of US$25 per tonne in the United States, effective September 1, 2007. The increase is expected to be fully implemented in November.

On a per tonne basis, cost of products sold for newsprint in the third quarter of 2007 was $20 lower than in the same quarter of 2006. The decrease in costs was mainly due to lower employee benefit costs and the stronger Canadian dollar, reducing costs in Canadian dollars of the Company's U.S. mills. This was partly offset by higher recycled fibre prices and the devaluation of finished goods inventory to realizable value for $2 million.

According to the Pulp and Paper Products Council (PPPC), total U.S. newsprint consumption was down by 9.6% in the third quarter of 2007, compared to the third quarter of 2006, as daily publishers' advertising volume and circulation continued on a downward trend. In the third quarter of 2007, total industry inventory decreased by 44,000 tonnes, compared to an increase of 37,000 tonnes in the third quarter of 2006. North American newsprint production declined by 6.7% in the third quarter of 2007 compared to the same period in 2006. In the third quarter of 2007, the operating rate of the North American industry was 92%, compared to 94% in the same period of 2006.

The Company expects 2007 worldwide newsprint demand to decline slightly. Regions such as Eastern Europe, Latin America and Non-Japan Asia are expected to deliver positive growth, offset by declining demand in North America, Japan and Western Europe.

COMMERCIAL PRINTING PAPERS
In the Commercial Printing Papers segment, the $34 million increase in operating loss before specific items is mainly due to a stronger Canadian dollar and lower selling prices.

Table 6: Commercial Printing Papers operating results before specific items(1) (in millions of dollars)

                                                    Fav/(unfav) variance due to
                                     Third    ---------------------------------------------    Third
                                    Quarter               Foreign                             Quarter
                                     2007      Volume     Exchange      Prices      Costs       2006
                                    -------   -------   -----------   ----------   --------   -------
Sales                                  $335    ($20)     ($17)         ($14)         $-        $386
EBITDA (1)                               -       (3)      (15)          (14)         (2)         34
Amortization                             38       -         -             -           -          38
Operating profit (loss)                 (38)     (3)      (15)          (14)         (2)         (4)
Note (1) Non-GAAP measures

The Company's shipments of commercial printing papers totalled 424,000 tonnes in the third quarter of 2007, compared to 446,000 tonnes in the third quarter of 2006. On February 25, 2007, Abitibi-Consolidated indefinitely idled its 145,000-tonne Fort William paper mill, which remained idled for the whole quarter. In addition, the Company took market-related downtime at two of its commercial printing paper mills, equivalent to 14,000 tonnes of production in the third quarter of 2007.

The previously announced US$60 per short ton price increase for ABICAL(R) grades did not materialize but during the third quarter of 2007, Abitibi-Consolidated announced price increases of US$60 per short ton for each of its ABIOFFSET(TM) and ABICAL(R) grades, all effective October 1. Compared to the third quarter of 2006, the Company's average prices in U.S. dollars for all Commercial Printing Paper grades was 4.5% lower.

On a per tonne basis, cost of products sold for commercial printing papers in the third quarter of 2007 was $10 higher than in the same quarter of 2006. The cost increase was due to the devaluation of finished goods inventory to realizable value for $5 million. Lower production volume as a result of market-related downtime and an unfavourable product mix was offset by lower employee benefit costs and lower input usage.

According to the PPPC, North American demand for uncoated groundwood papers increased by 2.6% in the third quarter of 2007, compared to the same period of 2006. The increase in demand was driven by a higher demand for glossy and directory grades.

The outlook for uncoated groundwood papers demand remains positive. Demand growth in hi-gloss and directory grades is expected to be offset by a decline in demand for standard grades. Hi-gloss demand is recovering from the previous year's decline.

WOOD PRODUCTS
In the Wood Products segment, the $2 million increase in operating loss before specific items is mainly due to lower selling prices.

Table 7: Wood products operating results before specific items(1) (in millions of dollars)

                                                     Fav/(unfav) variance due to
                                      Third    ---------------------------------------------    Third
                                     Quarter               Foreign                             Quarter
                                      2007      Volume     Exchange      Prices      Costs      2006
                                     -------   -------   -----------   ----------   --------   -------
Sales                                  $128    ($29)     ($4)         ($4)            $-        $165
EBITDA (1)                              (17)      1       (3)          (4)             2         (13)
Amortization                             11       -         -           -              2          13
Operating profit (loss)                 (28)      1       (3)          (4)             4         (26)
Note (1) Non-GAAP measures

Sales volume in the third quarter of 2007 totalled 362 million board feet (MBf), compared to 439 MBf for the same period in 2006. Average selling prices in Canadian dollars for the third quarter of 2007 were 6% lower than in the same quarter of 2006, as a result of lower U.S. dollar lumber prices.

During the third quarter of 2007, the Company idled its two sawmills in British-Columbia for one week, two sawmills in Quebec for the entire quarter and reduced production shifts in certain other sawmills, resulting in a total removal of 41 MBf of production. The temporary closures were mainly attributable to deteriorated wood products' market conditions as well as high production costs. In addition, most of the Quebec sawmills were shut down for two weeks due to the normal summer vacation period.

On a per thousand board feet basis, cost of products sold for wood products in the third quarter of 2007 was $15 lower than in the third quarter of 2006. This was primarily due to lower wood costs, mainly related to the idling of the higher cost sawmills, partly offset by lower production related to downtime and the devaluation of finished goods inventory to realizable value for $6 million.

In the United States,  housing starts  decreased by 30.8% from an annual rate of
1.721 million units during September of 2006 to 1.191 million units in September of 2007. During the third quarter of 2007, average U.S. dollar lumber prices (f.o.b. Great Lakes) increased by 7% for 2x4 Stud and decreased by 2% for 2x4 Random Length, compared to the same period of 2006. Sequentially, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 1% for 2x4 Stud and increased by 3% for 2x4 Random Length, compared to the second quarter of 2007.


BALANCE SHEET

As at September 30, 2007, total long-term debt amounted to $3,615 million for a ratio of net debt to total capitalization of 0.587, compared to $3,864 million for a net debt to total capitalization ratio of 0.592 as at December 31, 2006. The reduction in the Company's long-term debt is attributable to the strengthening of the Canadian dollar.

During the third quarter of 2007, the Company finalized ancillary legal documentation related to an amendment to its bank credit agreement. The amendment allows the necessary steps for the integration of Abitibi-Consolidated with Bowater. With the amendment, Facility A was revised to $510 million from $550 million and Facility B remained at $200 million.

On July 27, 2007, DBRS changed its rating on the Company from BB (low) Under Review with Positive Implications to BB (low) Under Review with Negative Implications. On August 1, 2007, Fitch Rating downgraded the ratings of the Company from B+ to B-. The outlook remained negative.

Net funded debt to capitalization ratio, calculated as per the requirements of the Company's revolving credit facilities, amounted to 57.3% at the end of September 2007 and is in compliance with the covenants of the said facilities. The interest coverage ratio covenant has been waived until the end of the second quarter of 2008. AbitibiBowater, on behalf of the Company, is currently in negotiation with financial institutions to refinance those revolving credit facilities and the related covenants are part of the negotiations.

As at September 30, 2007, the outstanding balance of the Company's securitization programs, in Canadian dollars, was $339 million, compared to $433 million as at December 31, 2006.

VALUATION OF ASSETS AND LIABILITIES, AND THE COMBINATION WITH BOWATER
As at September 30, 2007, the Company reviewed its impairment test on the indefinitely idled Lufkin, Texas paper mill. The test was performed, in the fourth quarter of 2006, under the assumption that the mill would restart producing lightweight coated paper under a partnership structure. Given that alternative scenarios could not be discussed with the new management of AbitibiBowater due to competition restrictions, this scenario is considered by the Company's management as being the most likely in the context of Abitibi-Consolidated as a stand alone company. Therefore, the Company concluded that the recognition of an impairment charge was not required, as the estimated undiscounted cash flows exceeded the $212 million book value. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is possible that changes in future conditions, including the merger of Abitibi-Consolidated and Bowater, may lead management to use different key assumptions, which could result in a material change in the book value of these assets.

Goodwill is subject to an annual test performed during the fourth quarter of each year. The Company has initiated its annual goodwill impairment test based on consistent assumptions compared to the previous year. Different preliminary scenarios have been prepared to evaluate the risk and sensitivities of impairment. The calculations have not been finalized but based on current assumptions the excess of the fair value over book value is significantly lower compared to the test made the previous year, particularly in the Commercial Printing Papers segment. As at September 30, 2007, goodwill for the Commercial Printing Papers segment amounted to $439 million and goodwill for the Newsprint segment amounted to $854 million. In the event that the final evaluation of the Commercial Printing Papers segment results in a valuation that is lower than its carrying value, this segment would have to record an impairment charge related to its goodwill. With the completion of the combination between the Company and Bowater in the fourth quarter of 2007, all assets and liabilities of the Company, including goodwill, will be reassessed and evaluated at their fair market value.

Other consolidated balance sheet elements such as future income taxes have also been tested in the context of Abitibi-Consolidated as stand alone and the Company concluded that no devaluation was required.


LIQUIDITY AND CAPITAL RESOURCES
Cash used for operating activities totalled $206 million for the third quarter ended September 30, 2007, compared to $61 million in the corresponding period of 2006. The increase in cash used is mainly due to the lower operating results. The increase of $104 million in operating working capital is mainly due to the reduction in trade and tax payables.

Capital expenditures were $30 million ($71 million year-to-date) for the three-month period ended September 30, 2007, compared to $39 million ($107 million year-to-date) in the corresponding period last year. On March 8, 2007, Abitibi-Consolidated announced an investment of $84.3 million in a new biomass energy generator to be located at its Fort Frances, Ontario, pulp and paper mill. The Company's net contribution to this project is expected to be $61.8 million. Construction began in early June of 2007, and the generator is anticipated to be in operation during the fall of 2008. The equipment will use renewable, cost-effective fuel from wood waste to generate steam and 45.5 Megawatts (MW) of electricity for the mill which should eliminate approximately 90% of its current greenhouse gas emissions. The new biomass boiler will burn mill-generated wood waste and primary sludge, as well as harvest slash from woodland operations and wood waste from area sawmills. This project is expected to positively impact the mill's manufacturing costs by approximately $26 million annually.

The Company intends to limit its capital expenditure program in 2007 to approximately $125 million of which approximately $15 million is estimated to be for the biomass energy generator at Fort Frances.

At the end of September 2007, the Company had drawn $295 million on the $710 million credit facilities. As at September 30, 2007, cash and cash equivalents amounted to $96 million, a reduction of $107 million compared to December 31, 2006. Excluding any amount drawn on the credit facilities, the Company has $336 million of debt maturing in 2008. AbitibiBowater is currently in negotiation with financial institutions to refinance those debts before their maturities.

SHARES OUTSTANDING
As at September 30, 2007, the number of shares outstanding remained constant at 440 million, compared to the end of the same period in 2006. There were 14.7 million options outstanding at the end of September 2007, compared to 14.5 million as at the end of December 2006.

OTHER NOTEWORTHY EVENT
With respect to the disposal of Abitibi-Consolidated's 55,000 acres of timberlands located in Georgia and South Carolina, as at the end of the third quarter of 2007, the Company had closed the sale of 101 tracts totalling 38,054 acres for net proceeds of US$91.8 million. The Company expects to complete the sale before the end of the first quarter of 2008. Total net proceeds are now expected to be in excess of US$125 million.

SELECTED QUARTERLY INFORMATION

Table 8: Summary of quarterly results (in millions of dollars, except otherwise noted)


                                       2007                      2006                        2005
                                 ----------------   -------------------------------  ----------------------
                                    Q-3       Q-2      Q-1     Q-4     Q-3      Q-2     Q-1     Q-4     Q-3
                                 ------    ------   ------  ------  ------   ------  ------  ------  ------
Sales                              $999    $1,064   $1,068  $1,180  $1,181   $1,253  $1,237  $1,310  $1,355
Operating profit (loss) from
  continuing operations             (57)      (20)     (47)    236       2       48      41    (352)      8
Operating profit (loss) from
  continuing operations
  before specific items(1)          (85)      (64)     (39)     17      10       57      52      15      49
Earnings (loss) from continuing
  operations                         54       148      (70)    (22)    (48)     157     (33)   (345)     95
Earnings (loss) from continuing
  operations per share             0.12      0.34    (0.16)  (0.05)  (0.11)    0.36   (0.08)  (0.79)   0.22
Net earnings (loss)                  54       148      (70)    (22)    (48)     157    (33)    (355)     99
Net earnings (loss) per share      0.12      0.34    (0.16)  (0.05)  (0.11)    0.36   (0.08)  (0.81)   0.23
Exchange rates (CDN$1= USS):
  Average noon rate               0.957     0.911    0.854   0.878   0.892    0.891   0.866   0.852   0.832

Note (1) Non-GAAP measures


CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

In January 2005, the CICA published the following three new sections of the CICA
Handbook:  Section 3855,  Financial  Instruments - Recognition and  Measurement,
Section 3865, Hedges, and Section 1530, Comprehensive Income. Together, these standards introduced new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are, for the most part, harmonized with standards issued by the U.S. Financial Accounting Standards Board. These new recommendations have been adopted by the Company for the fiscal year beginning on January 1, 2007.

These new recommendations did not have a significant impact on the Company's financial position, earnings or cash flows, but require presenting two new statements entitled "Comprehensive Income (Loss)" and "Changes in Shareholders' Equity". More information on the above changes is presented in Note 1 of the Company's interim consolidated financial statements.

ACCOUNTING CHANGES

In 2006, the CICA issued Section 1506, Accounting Changes, of the Handbook. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The Company applied this standard as of January 1, 2007.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended September 30, 2007, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A, and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses noted, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties, which are difficult to predict and assumptions, which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made. In addition, the following factors relating to the business combination of Abitibi-Consolidated and Bowater under AbitibiBowater, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated's results, or those of AbitibiBowater, to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by AbitibiBowater, Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC's internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.